CENTER TELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/125 date 17.07.2007 pages incl. cover ________

07025424

Mr. Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A.

SUPPL

Re: Joint-Stock Central Telecommunication Company

SEC File No.

Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Dear Mr. Dudek,

Reference is hereby made to the letter provided to the Securities and Exchange Commission (the "Commission") on July 12, 2001 (the "Application Letter")[1] on behalf of Joint-Stock Central Telecommunication Company, a company incorporated under the laws of the Russian Federation (the "Company"), in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is http://www.centertelecom.ru/eng/investor/12g3-2(b).htm/. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's [ordinary shares].

dlw 7/23

[1] The Application Letter was granted on August 16, 2001. The Company's exemption number is 82-5198.

All information and documents published by the Company under paragraph (1) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it in the enclosed envelope.

If you have any questions with regard to this information, please contact Sudareva Natalya Head of Securities and Capital Markets Department at tel. +7 495 793 23 42, fax +7 495 793 24 38, e-mail ecb@centertelecom.ru.

Very truly yours,

General Director
V.A. Martirosyan

END